

OFFERING MEMORANDUM

facilitated by



Star Estate Development Group, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Star Estate Development Group, LLC
State of Organization	NY
Date of Formation	06/25/2015
Entity Type	Limited Liability Company
Street Address	475 48th Ave, Long Is City NY, 11109
Website Address	www.thehudsonhouseny.com

(B) Directors and Officers of the Company

Key Person		Charles Ferri
Position with the Company		
	Title	Co-Founder & CEO
	First Year	2015
Other business experience (last three years)		*Star Vodka USA, Owner/Founder*

Key Person	Paul Seres

Position with the Company
                     Title
               First Year
	Managing Member, Co Founder, COO
	2015

Other business experience (last three years)	*Helios Hospitality Group* CEO Managing Member, Hospitality Consultant, Owner Operator of licensed establishments

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Charles Ferri	27%
Paul Seres	25%

(D) The Company's Business and Business Plan

- Luxury Boutique Hotel: We will offer something that most local and national wineries, vineyards, distilleries and breweries do not, a luxury boutique hotel catering to each of our guest's specific needs. Our completed vision will host a wellness spa, fine dining restaurant, outdoor pool, roof top bar, and 27 acres of land to explore. As we bring more amenities online, The Hudson House will grow into a full resort.
- Events: We will have the unique ability to accommodate events year-round, throughout the property. By utilizing the natural topography of the site, each event will have a unique view. Within the Hudson Valley, there currently is a shortage for both outdoor venues as well as event spaces.

Executive Summary

The Hudson House & Distillery will be an environmentally friendly, craft distillery, boutique hotel, and event space in West Park, NY in the heart of the Hudson Valley. It is situated on an iconic 27-acre waterfront property enabling both land and water access. Additionally, The Hudson House will be home to a one-of-a-kind waterfront farm distillery, producing ultra-premium spirits, including vodkas, gins burbons and ryes. The Hudson House & Distillery will also produce hand sanitizers and private label spirits for existing brands looking for a unique extension to their brand positioning in their markets.

- 5000+ sq. ft. patio for outdoor dining and events
- 15% of US population within a 6 hour drive of the location
- Site plan approved for craft distillery, 25 room hotel, and more
- B2B and B2C channels

Success Factors

The synergy between the different components of Hudson House will create an experience greater than the sum of its parts

- Location: Our location is ideal in the Hudson Valley with only an hour and a half drive to NYC and less than a two-hour drive to Albany/Saratoga.
- Distillery: We will make premium craft spirits on site, offering guests the opportunity to learn about distilling, tour our distillery, and taste the spirits made just downstairs

The Team

Charles Ferri, Co-Founder | CEO

He graduated with a B.S. from SUNY Buffalo in 1996. From 1997-2000, Charles decided to get a job in finance and started working at Sanford Bernstein Investment Management. Subsequently, he worked at Deutsche Bank from 2000-2004, and at each financial institution he was successful in managing over $1.1 billion in assets for many high net worth individuals, families and select companies in sports, entertainment and media.

In 2004, Charles made the biggest and smartest decision of his life and left a very successful banking career in order to seek out his true passion as an entrepreneur. He started by purchasing a lounge under famed Chelsea Hotel with a few of his closest friends. Charles then expanded to the Hamptons owning the famous Star Room Nightclub. He then decided on creating a vodka line as a special gift for select clientele to remember him and their experience at his very popular and exclusive nightclubs.

Having had the unique opportunity to see firsthand what it takes to measure up to the quality standards sought by socialites, celebrities and VIP's, Charles knew he needed a product that stood out from the many vodka brands on the market today. He really believed the time was right for a luxury American vodka that could out smooth the many known foreign brands saturating the marketplace.

His quest began for Star Vodka by traveling the world, even to Russia, and researching to understand the vodka process. Charles wanted the finest quality ingredients and production facilities in the USA. He met with distillers and purveyors of grains and selected non-genetically modified corn, Cascade Mountain water from Oregon and a unique distillation method called volcanic filtering. Using a testing panel of 20 females (10 vodka drinkers, 10 wine drinkers) Charles would not settle for anything less than a unanimous vote by these women for the final formula for Star Vodka which would take 13 months to finally perfect.

The first production was met with instant success with his closest friends and private clientele! Charles has since been slowly increasing production while staying true to maintaining his highest quality standards. "Building a lasting brand takes time and patience while staying honest to your vision and goals", says Charles. He feels the time is now right to come back to his roots in the Hudson Valley where he grew up and develop this iconic property with a craft distillery. The Hudson House will change the spirits industry!

Most recently, Charles was selected as a main character on Esquire Network's 10-episode docu-series "Lucky Bastards". He has been on Fox Business as a spirit expert and also has been written about along with his brand Star Vodka and featured in major media publications around the country such as The NY Post, Wallstreet Journal, NY Times among others.

Paul Seres, Co-Founder | COO

After graduation from NYU in 1990, Paul Seres formed his own production company making Off-

Broadway plays and independent films. By 1992 he had begun producing and co-producing music videos for acts including Run DMC, PM Dawn, Mariah Cary, Mary J. Blige, and Sting.

He continued to work in the short format by directing and producing commercials and on-air promotional spots for clients such as A&E Television Networks, Comedy Central, Paramount Pictures, Columbia Pictures, LifeBeat, GenArts Festival, Discovery Communications, Gap, Jussara Lee, Shiseido Cosmetics, and others.

In 1997 Paul began his television development career, developing programming for such networks as MTV, VH1, Showtime Networks, Bravo, ABC, and Trio.

While establishing himself as a producer and director, Paul began working in the nightlife industry as both a promoter and a manager of several popular spots. As managing partner of Aces & Eights, Seres quickly helped the establishment grow into one of the most popular bars in New York, becoming Anheuser Busch's largest account, surpassing Madison Square Garden in volume of goods sold. Other bars and nightclubs Paul had managerial involvement with were Coffee Shop Bar, Jekyll and Hyde, Mars, Red Zone, Rock Ridge Saloon, Micro Bar, Caddy Shack, and Delta House.

Paul also produced events for corporate clients including L'Oreal, Maybelline, Movado, VisibleWorld, Polaroid, Hasbro, various fashion designers, and Coca-Cola. In 1999, Paul joined Big Fat, a New York based marketing and event agency where he became their in-house event producer and creative director. While at Big Fat, Paul produced national tours and events for clients such as PepsiCo, Lucky Strike, Kool, Seagrams, The History Channel, Stouffers', and Nintendo. In 2001, Paul produced the national rollout tour for Nintendo's GameCube, a 12-city tour that created 5000 sq. ft. nightclubs out of raw retail spaces in each of the cities. The tour won both a Gold Reggie and a Bronze Reggie for the gaming manufacturer.

In 2002 Paul formed Alba Creative, a boutique branding agency specializing in helping clients receive maximum return on their investment from their target audience. He successfully launched campaigns for IDT, Coldwell Banker, and Netomat among others. In addition to being Chief Strategy Officer, Paul helped create and directed all on-air television and radio spots for their client roster.

In July of 2005 Paul became the Managing Member of Ruby Falls Partners, LLC, a holding company that operated Sol Nightclub, a lounge in Chelsea's trendy warehouse district. Opened in 2005, Sol has become the destination for upscale urban parties & entertainment, with notables from the Black Eyed Peas, The Pussycat Dolls, Busta Rhymes, Maya, Cee-lo of Gnarls Barkley, Erykah Badu, Serena Williams, Fabolous, Cassie, Tracy Morgan, Jay McCarroll, JC Chasez, Lydia Hearst, to the New York Giants, Jets, and Knicks all being seen at this 29th street destination.

In 2008 Paul formed Helios Hospitality Group, LLC, a hospitality development holding company that is currently developing an enclosed rooftop restaurant/lounge/event space in the Fashion District. In 2012, Paul became a partner and owner at The DL and Dinner on Ludlow, a Lower East Side restaurant lounge that boasts the largest rooftop space in the area. Additionally, in June of 2013, Paul opened with Chef John Keller, Apartment 13, an American Bistro focusing on New York State purveyors and suppliers. Apartment 13 has a focus on pairing cocktails with each individual item on the menu. In 2014, Paul and his group acquired the space that was formerly St. Jerome's, on Rivington St. also in the Lower East Side. One of the original rock n' roll bars in the LES, Paul and his team renovated the entire space, expanded the first floor, and re-opened it as Rvington F & B Jeromes, as a homage to St. Jerome's. Also in 2014, Paul in partnership with Hampshire Hotels, renovated the former XVI space, to create The Attic, a midtown rooftop lounge with

Western views and amazing sunsets.

Paul is a former member of Manhattan's Community Board 4 where he was on the Executive Board, Co-Chair of the Business, Licensing and Permitting Committee, which is responsible for making recommendations to the State Liquor Authority for Liquor License Applications, and the Quality of Life Committee. Paul was on the board for 8 years, helping shape the communities from the business perspective.

In 2012, Paul helped formed and became a founding trustee of the New York City Hospitality Alliance, a New York City based trade association and lobbying organization that represents the bars, cafes, lounges, nightclubs and destination hotels that make up the hospitality economic engine for the city. He is now a Vice President and liaises with NYPD on all nightlife matters.

Paul holds a Bachelor Fine Arts in theatre and a minor in film production from New York University's Tisch School of the Arts and a Bachelor Fine Arts in Music Composition with a minor in physics from New York University's School of Arts and Sciences.

Melissa Andrushko Ferri, Partner | Director of Events

Melissa is the owner and principal planner of the New York City based company Variety Vintage & Co. A Rutgers University graduate, Melissa began her career years ago as a Marketing Manager for a Global Drug Manufacturing Company, DSM. She worked closely with the sales team to understand and build strategic partnerships, developed a social media plan, created a customer survey portal, and was always under budget. She received multiple "Exceptional Achievement Awards " during her time at DSM honoring her dedication and surpassing the target goals with the sales team. As time went on, Melissa took on the additional role of Global Events Director where she produced an average of 150 events per year, giving her the opportunity to work in a variety of venues throughout the world; such as Austria, Spain, Germany, and The Netherlands. As the Events Director, Melissa found her true passion, creating events that people would never forget and every time they saw her would reminisce about them. And then the time came for Melissa and her fiancé to get married, who else would plan, organize, arrange, and design the entire production, Melissa! In 2 months, she put her entire wedding together, walked down the aisle to say "I do", and began a new chapter of her life.

After the huge success of her own wedding, Melissa was inspired to start her own Event Production Company and never looked back. Her goal is to create indelible memories for her clients, whether it's for a destination wedding on a tropical island, a cozy dinner celebration for 10 overlooking the Hudson, or a weeklong wedding celebration spanning two continents.

What makes Melissa one of the most sought-after event planners is her style, vision, and expertise. Her success is built on listening, understanding, and complementing some of the most recognized companies, individuals, and brands around the globe.

Since focusing full time on Variety Vintage, she has produced events in New York, New Jersey, Florida, and North Carolina to name a few. Melissa has been awarded "Best of the Knot" for years 2018, 2018, 2019 which is the largest wedding resource in the country.

Market Analysis

The Hudson House is at the center of three large and growing markets: Luxury boutique hotels, agrotourism, and wedding services

- Luxury Boutique Hotels: or Lifestyle Hotels, represent $6B in global revenues, with a 5.6%

CAGR.

- Agrotourism: Steady growth since 2000; more than 60 million people visit farms in the US and that number has increased with the growing concern around the food system. State level data shows exponential growth as farms look for new revenue streams.
- Wedding Services Industry: A $55B/year industry, with more and more couples creating lavish experiences for their friends and family to enjoy.
- Hudson Valley Tourism: In 2013, Ulster County had the highest per person spend in the Hudson Valley at $2800. Tourism accounted for $1.4B of the overall economy for the Hudson Valley.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Ramping up Aged-Barrel Production	$30,000	$75,000
Warehouse Equipment (i.e. Forklift)	$17,000	$50,000
Waterfront Build-out: landing, bar, seasonal dock	$0	$40,000
Working Capital	$0	$50,000
Enhance Trail to Riverfront	$0	$20,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering

Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 2.5%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.56%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	0.5%
$100,000	1.0%
$150,000	1.5%
$200,000	2.0%
$250,000	2.5%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Equity LLC Unit
Number of Shares Outstanding	6
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Equity LLC Unit
Number of Shares Outstanding	22
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Equity LLC Unit
Number of Shares Outstanding	40
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Charles Ferri	27%
Paul Seres	25%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Rhinebeck Bank	$825,000	4%	02/28/2041	
Pursuit/NYBDC/SBA	$495,000	3.5%	02/28/2046	
CCNY	$230,000	8%	09/16/2030	Note that stated interest rate is temporary and will be changing upon finalization of the permanent mortgage.
Rhinebeck Bank	$150,000	%	10/16/2030	
Pursuit/NYBDC/SBA	$90,000	%		

(Q) Other Offerings of Securities within the Last Three Years

1/20/21 Rule 504(b) - Reg D Equity LLC Unit $75,000 Buildout 9/11/18 Rule 504(b) - Reg D Equity LLC Unit $930,000 Buildout 12/9/15 Rule 505(b) - Reg D Equity LLC Unit $575,000 Buildout

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

The Hudson House & Distillery was established in August, 2015. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Subsequent events to historical financials

Since the latest available financial statements of The Hudson House & Distillery, we have had the following material changes and trends:

- Increase in costs relating to Construction due to Covid 19.

- Took out an SBA backed loan for $230,000 to purchase 4,000 square foot deck to increase social distancing for general public and events.

Forecasted milestones

The Hudson House & Distillery forecasts the following milestones:

- First expression, Black Creek Bourbon, in bottles March of 2021

- Spring 2021 opening of distillery and tasting room to the public.

- Spring/Summer of 2021 the deck, tasting rooms and certain areas of the grounds available for events

- Year 2 will show a net profit of $690,000

- Year 3 will show a net profit of $740,000

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,220,500	$2,088,450	$3,391,695	$5,053,864	$7,325,280
Cost of Goods Sold	$232,615	$386,172	$773,764	$1,183,026	$1,745,361
Gross Profit	$987,885	$1,702,278	$2,617,931	$3,870,838	$5,579,919
EXPENSES					
Utilities	$51,600	$60,240	$70,356	$105,503	$121,543
Salaries	$315,000	$363,000	$652,000	$798,000	$921,000
Insurance	$15,800	$16,800	$17,500	$18,600	$20,300
Employee Benefits	$63,000	$72,600	$130,400	$159,600	$184,200
Payroll Taxes	$25,200	$29,040	$52,160	$63,840	$73,680
Marketing & Advertising	$24,000	$75,000	$100,000	$125,000	$135,000
Debt Service	$138,000	$138,000	$138,000	$138,000	$138,000
Maintenance/Landscaping	$15,000	$18,000	$21,600	$28,800	$34,000
Property Taxes	$32,483	$32,483	$32,483	$32,483	$32,483
Telecommunications	$4,920	$6,000	$7,050	$8,500	$9,950
Office Supplies	$3,600	$4,800	$5,200	$5,800	$6,500
Postage & Shipping	$1,900	$2,200	$2,500	$2,700	$2,900
Travel	$6,000	$20,000	$35,000	$45,000	$55,000
Delivery Van(s)	$14,400	$14,400	$28,800	$28,800	$36,000
Auto(s)	$12,000	$12,000	$18,000	$18,000	$18,000
Misc Expenses	$15,000	$25,000	$40,000	$60,000	$80,000
Professional Services	$5,000	$5,000	$7,500	$10,000	$10,000
Product Development	$0	$0	$50,000	$85,000	$105,000
Distillery Upgrade	$0	$0	$0	$75,000	$150,000
Operating Profit	$244,982	$807,715	$1,209,382	$2,062,212	$3,446,363

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$3,251,575.00	$1,528,717.00
Cash & Cash Equivalents	$175,915.00	$342,294.00
Accounts Receivable	$0	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,542,471.00	$704,538.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-42,454.00	$-85,912.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V